                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                          NEW ENGLAND BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    643863103
                                    ---------
                                 (CUSIP Number)

                                David J. O'Connor
                      President and Chief Executive Officer
                          New England Bancshares, Inc.
                               660 Enfield Street
                           Enfield, Connecticut 06082
                                 (860) 253-4021
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                December 12, 2003
  ----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box /_/.

            NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

CUSIP No. 643863103
          ---------

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Enfield Mutual Holding Company
             56-2287674

--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/

--------------------------------------------------------------------------------

   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                     /_/

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
      NUMBER OF                  1,298,786
       SHARES
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                     0
      REPORTING         --------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH                     1,298,786
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,298,786
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             57.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             HC, CO
--------------------------------------------------------------------------------

      This amended Schedule 13D is being filed to report that Enfield Mutual Holding Company's (the "MHC") beneficial ownership has increased by more than 1% of New England Bancshares, Inc.'s (the "Issuer" or the "Company") common stock.

Item 1.     Security and Issuer.
            -------------------

      This amended Schedule 13D relates to the shares of common stock, par value $.01 per share, of the Company, a federally-chartered corporation. The principal executive office of the Issuer is located at 660 Enfield Street, Enfield, Connecticut 06082.

Item 2.     Identity and Background.
            -----------------------

      This amended Schedule 13D is being filed by the MHC, a federally-chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 660 Enfield Street, Enfield, Connecticut 06082. During the past five years the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each of the Insiders is a United States citizen, and none of such Insiders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

      On December 12, 2003, the Company issued 171,355 shares to the MHC in connection with the consummation of the merger of Windsor Locks Community Bank, FSL with and into Enfield Federal Savings and Loan Association, a wholly-owned subsidiary of the Issuer. There was no consideration paid by the MHC in connection with such issuance of shares. On December 5, 2003, Mr. Leary acquired 100 shares for a total of $2,025.25 ($19.65 per share). All of the funds used to purchase these shares were personal funds of Mr. Leary.


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



Item 4.     Purpose of Transaction.
            ----------------------

      (a) - (j) On December 12, 2003, the Company issued 171,355 shares of common stock to the MHC in connection with the consummation of the merger of Windsor Locks Community Bank, FSL with and into Enfield Federal Savings and Loan Association, the wholly owned subsidiary of the Issuer. In connection with the merger, William C. Leary and Cynthia M. Nemeth, former directors of Windsor Locks Community Bank, FSL, were appointed to the Board of directors of the MHC. Other than the issuance of shares by the Company to MHC in the merger and the appointment of Mr. Leary and Ms. Nemeth as directors, no other events required to be disclosed under this Item 4 have occurred.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 1,298,786 shares of the Issuer's common stock or 57.5% of the outstanding shares. The following table provides information about the shares of Company common stock that may be considered to be owned by each Insider as of December 12, 2003. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.


                                                NUMBER OF    PERCENT OF
                                                 SHARES     COMMON STOCK
NAME                                             OWNED(1)    OUTSTANDING(2)
                                             -------------- ---------------

Edward C. Allen.........................          5,448           *
Lucien C. Bolduc........................          2,548           *
David J. O'Connor.......................         19,643(3)        *
Peter T. Dow............................          4,948(4)        *
William C. Leary........................            100           *
Myron J. Marek..........................          4,713           *
Dorothy K. McCarty......................          3,948           *
Cynthia M. Nemeth.......................              -           *
Richard K. Stevens......................          8,048           *
Richard M. Tatoian......................          3,448           *
 -----------------------------
*Represents less than 1% of shares outstanding
(1) Includes unvested shares if restricted stock held in trust under the New England Bancshares, Inc. 2003 Stock-based Incentive Plan, with respect to which the beneficial owner has voting but not investment power as follows:
     Messrs. Allen, Bolduc, Dow, Marek, McCarty, Stevens and Tatoian - 2,448 shares; and Mr. O'Connor - 14,285 shares.
(2) Based on 2,257,651 shares of our common stock outstanding as of December 12, 2003.
(3) Includes 1,019 shares allocated under the Enfield Federal Savings and Loan Association Employee Stock Ownership Plan, with respect to which Mr. O'Connor has voting but not investment power.
(4) Includes 2,500 shares held in a trust in which Mr. Dow shares voting and investment power.

      (c) Other than the issuance of such shares to the MHC on December 12, 2003 and the purchase of 100 shares by William C. Leary on December 5, 2003, neither the MHC nor the Insiders have effected any transaction in the Issuer's common stock within the past 60 days, except that the Enfield Federal Savings and Loan Association 401(k) Plan has acquired 191 shares for Mr. O'Connor's account.

      (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

Item 6.     Contracts, Arrangements, Understandings, or Relationships with
            --------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

      Not applicable.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

      Not applicable.


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



                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ENFIELD MUTUAL HOLDING COMPANY



Date: December 24, 2003                By: /s/ David J. O'Connor
                                           -------------------------------------
                                           David J. O'Connor
                                           President and Chief Executive Officer






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


                                   Schedule I

       Directors and Executive Officers of Enfield Mutual Holding Company
       ------------------------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of Enfield Mutual Holding Company are set forth below. All persons are citizens of the United States.


NAME                 BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                 ----------------                   --------------------
Edward C. Allen      660 Enfield Street                 Chairman of the Board of Directors of MHC, Company
                     Enfield, Connecticut 06082         and Association.  Retired owner of general retail store.

David J. O'Connor    660 Enfield Street                 President, Chief Executive Officer and Director of MHC,
                     Enfield, Connecticut 06082         Company and Association.

Lucien P. Bolduc     660 Enfield Street                 Director of MHC, Company and Association.  Certified
                     Enfield, Connecticut 06082         public accountant with the accounting firm of Mercik,
                                                        Kuczarski & Bolduc, LLC.

Peter T. Dow         660 Enfield Street                 Director of MHC, Company and Association.  President of
                     Enfield, Connecticut 06082         Dow Mechanical Corporation, a manufacturer of quality
                                                        control inspection equipment.

William C. Leary     660 Enfield Street                 Director of MHC, Company and Association. Probate
                     Enfield, Connecticut 06082         Judge, District of Windsor Locks.

Myron J. Marek       660 Enfield Street                 Director of MHC, Company and Association.  Retired
                     Enfield, Connecticut 06082         retail jeweler.

Dorothy K. McCarty   660 Enfield Street                 Director of MHC, Company and Association.  Retired
                     Enfield, Connecticut 06082         town clerk of Suffield, Connecticut.

Cynthia M. Nemeth    660 Enfield Street                 Director of MHC and Association.  Real Estate Appraiser.
                     Enfield, Connecticut 06082

Richard K. Stevens   660 Enfield Street                 Director of MHC, Company and Association.  Owner and
                     Enfield, Connecticut 06082         President of Leete-Stevens, Inc., a funeral home.

Richard M. Tatoian   660 Enfield Street                 Director of MHC, Company and Association.  Self-
                     Enfield, Connecticut 06082         employed attorney.





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